Register n° 82-34975

Münchener Rück
Munich Re Group

RECEIVED
2007 JUL 23 P 12:29

07025474

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate
Finance
Attn. Ms. Mary Cascio
100 F Street. NE
Washington, DC 20549

USA

Central Division Group Legal
Queries to Mr. Dr. Mörlein

Tel.: +49 (89) 3891-9853
Fax: +49 (89) 3891-79853

Date: 05.06.2007
E-mail: wmoerlein@munichre.com

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Exemption under Rule 12g3-2(b) of the Securities Exchange Act of 1934
Registration No. 82 - 34975

PROCESSED
JUL 26 2007
THOMSON
FINANCIAL

Dear Ms. Cascio,

Enclosed please find a copy of our

- latest articles of association 6/2007
- updated publication and notification of transactions in accordance with section 15a WpHG
- dividend notice 2007
- voting right announcements according to section 26 WpHG dated 5 April, 19 April, 25 May and 22 June 2007.

Yours sincerely,

Münchener Rückversicherungs-Gesellschaft

dlw 7/25

Reg.Nr. 82-34975

Münchener Rück
Munich Re Group

RECEIVED
2007 JUL 23 P 12:29

Publication and Notification of Transactions in Accordance with section 15a of the WpHG (German securities trading law)

Securities trading subject to reporting requirements - Directors' dealings

First name/Surname	Function/Status	Financial instrument and ISIN	Type of transaction	Data of transaction	Price/ Currency	No. of items	Total amount traded	Venue (stock exchange)	Further information (derivatives)			
									underlying instrument	price multiplier	strike price	maturity
Dr. Ron Sommer	Member of the Supervisory Board	Bonuszertifikat DE000CM17127	Sale	30.05.2007	138.32 €	500	69,160.00 €	Börse Stuttgart	Munich Re share DE 000 8430026	1	138.32 €	07.08.2007
Dr. Jörg Schneider	Member of the Board of Management	Munich Re share DE 000 8430026	Purchase	14.03.2007	114.00 €	8	912.00 €	XETRA				
Dr. Jörg Schneider	Member of the Board of Management	Munich Re share DE 000 8430026	Purchase	14.03.2007	113.99 €	992	113,078.08 €	XETRA				
Dr. Nikolaus von Bomhard	Chairman of the Board of Management	Munich Re share DE 000 8430026	Purchase	05.03.2007	115.20 €	2,000	230,400.00 €	XETRA				
Dr. Nikolaus von Bomhard	Chairman of the Board of Management	Munich Re share DE 000 8430026	Purchase	05.03.2007	115.66 €	700	80,962.00 €	XETRA				
Dr. Nikolaus von Bomhard	Chairman of the Board of Management	Munich Re share DE 000 8430026	Purchase	05.03.2007	115.82 €	1,610	186,470.20 €	XETRA				
Dr. Wolfgang Strassl	Member of the Board of Management	Munich Re share DE 000 8430026	Purchase	05.03.2007	115.18 €	172	20,012.07 €	XETRA				
Georg Daschner	Member of the Board of Management	Munich Re share DE 000 8430026	Purchase	02.03.2007	117.70 €	850	100,045.00 €	XETRA				
Dr. Ludger Arnoldussen	Member of the Board of Management	Munich Re share DE 000 8430026	Purchase	02.03.2007	119.68 €	661	79,108.48 €	XETRA				
Dr. Ludger Arnoldussen	Member of the Board of Management	Munich Re share DE 000 8430026	Purchase	02.03.2007	119.69 €	179	21,424.51 €	XETRA				

Dr. Albrecht Schmidt	Member of the Supervisory Board	Munich Re share DE 000 8430026	Purchase	01.03.2007	120.9611 €	1,653	199,948.77 €	XETRA

Münchener Rück
Munich Re Group

Dividend Notice 2007

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München

— ISIN DE0008430026 (WKN 843 002) —

Dividend Notice

The Annual General Meeting of Shareholders on 26 April 2007 voted for a dividend of €4.50 per share to be paid on each share entitled to dividend.

Payment of the dividend, which will be subject to deduction of 20% German withholding tax and 5.5% solidarity surcharge on the tax withheld (a total of 21.1%), will be made as from 27 April 2007 as follows:

- For registered shares held in joint custody in the German giro transfer system, the dividend will be paid via Clearstream Banking AG, Frankfurt am Main, to the shareholders' banks, which will credit the relevant amounts to the shareholders' accounts.

- Payment for shares still held in certificated form will be made against submission of Dividend Coupon No. 10 to the following paying agent

  Bayerische Hypo- und Vereinsbank AG
  with all of its branches

Shareholders subject to taxation in Germany can offset the tax withheld against assessed tax in their assessment for German income tax or corporation tax. The solidarity surcharge withheld can be offset against the assessed solidarity surcharge. No imputation tax credit is involved in the dividend payment.

Withholding tax and solidarity surcharge will not be withheld in the case of shareholders liable to German taxation who have given their bank a "Nichtveranlagungsbescheinigung" (certificate from the German tax authorities that they are not subject to an assessment procedure). The same applies to such shareholders who have submitted a "Freistellungsauftrag" (German application for exemption from withholding tax).

For shareholders subject to tax assessment in Germany, the dividend will be taxable in accordance with the provisions of German corporation and income tax law (half-income method).

Munich, April 2007

The Board of Management

>> Back to AGM overview

Reg. Nr. 82-34975

Münchener Rück
Munich Re Group

DGAP Voting Rights announcement: Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Release of an announcement according to Article 21 WpHG [German Securities Trading Act] (share)

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München: Release according to article 26, section 1 WpHG [Securities Trading Act] with the aim of a Europe-wide distribution

22.06.2007
Release of a Voting Rights announcement transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

WKN 843002
ISIN DE0008430026

UBS AG, Zurich, Switzerland, informed us on 13 June 2007 in accordance with Section 21, para. 1 of the German Securities Trading Act (WpHG) that its share of the voting rights in our company had fallen below the 3% threshold on 7 June 2007 and now amounts to 2.24% (4,960,434 voting shares). Of these, 0.43% (957,035 voting rights) are attributable to UBS AG in accordance with Section 22, para. 1, sentence 1, item 1 of the WpHG.

Prior to that, UBS AG had notified us on several occasions that its share of the voting rights had exceeded or fallen below the relevant 3% threshold. UBS AG informed us in accordance with Section 21, para. 1 of the WpHG

o that its share of the voting rights in our company had exceeded the 3% threshold on 5 June 2007 and thus amounted to 3.02% (6,698,839 voting rights). Of these, 0.39% (847,950 voting rights) were attributable to UBS AG in accordance with Section 22, para. 1, sentence 1, item 1 of the WpHG.
o that its voting rights in our company had fallen below the 3% threshold on 29 May 2007 and thus amounted to 1.89% (4,191,144 voting rights). Of these, 0.39% (867,829 voting rights) were attributable to UBS AG in accordance with Section 22, para. 1, sentence 1, item 1 of the WpHG.
o that its voting rights in our company had exceeded the 3% threshold on 21 May 2007 and thus amounted to 3.33% (7,370,330 voting rights). Of these, 0.40% (887,965 voting rights) were attributable to UBS AG in accordance with Section 22, para. 1, sentence 1, item 1 of the WpHG.
o that its voting rights in our company had fallen below the 3% threshold on 15 May 2007 and thus amounted to 1.86% (4,123,630 voting rights). Of these, 0.45% (994,445 voting rights) were attributable to UBS AG in accordance with Section 22, para. 1, sentence 1, item 1 of the WpHG.
o that its voting rights in our company had exceeded the 3% threshold on 11 May 2007 and thus amounted to 3.72% (8,236,000 voting rights). Of these, 0.44% (975,871 voting rights) are attributable to UBS AG in accordance with Section 22, para. 1, sentence 1, item 1 of the WpHG.
o that its voting rights in our company had fallen below the 3% threshold on 3 April 2007 and thus amounted to 2.89% (6,634,282 voting rights). Of these, 0.4% (905,984 voting rights) were attributable to UBS AG in accordance with Section 22, para. 1, sentence 1, item 1 of the WpHG.

Munich, June 2007

The Board of Management

End of Voting Rights announcement DGAP regulatory service

Language: English
Issuer: Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Königinstraße 107
80802 München Deutschland
Internet: www.munichre.com

End of news DGAP regulatory service

Münchener Rück
Munich Re Group

DGAP Voting Rights announcement: Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Release of an announcement according to Section 21 WpHG [German Securities Trading Act] (share)

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München: Release according to article 26, section 1 WpHG [Securities Trading Act] with the aim of a Europe-wide distribution

25.05.2007
Release of a Voting Rights announcement transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

WKN 843002
ISIN DE0008430026

UBS AG, Zurich, Switzerland, informed us in accordance with Section 21, para. 1 of the German Securities Trading Act (WpHG) that its voting rights in our company had fallen below the 3% threshold on 15 May 2007 and then amounted to 1.86% (4,123,630 voting rights). 0.45% (994,445 voting rights) are attributable to UBS AG in accordance with Section 22, para. 1, sentence 1, item 1 of the WpHG.

Munich, 25 May 2007

The Board of Management

End of Voting Rights announcement DGAP regulatory service

Language: English
Issuer: Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Königinstraße 107
80802 München Deutschland
Internet: www.munichre.com

End of news DGAP regulatory service

Münchener Rück
Munich Re Group

DGAP Voting Rights announcement: Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Release of an announcement according to article 26 section 1 sentence 2 WpHG (Own shares)

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München: Release according to article 26, section 1 WpHG [Securities Trading Act] with the aim of a Europe-wide distribution

19.04.2007
Release of a Voting Rights announcement transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

WKN 843002
ISIN DE0008430026

On 17 April 2007, Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich, Germany, had fallen below the 3% threshold in own shares and now holds 0.855% (this corresponds to 1,893,971 voting rights). Of these shares, 0.645% (this corresponds to 1,429,552 voting rights) are held through a person acting in his own name but on behalf of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München.

Munich, 19 April 2007

The Board of Management

End of Voting Rights announcement DGAP regulatory service

Language: English
Issuer: Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Königinstraße 107
80802 München Deutschland
Internet: www.munichre.com

End of news DGAP regulatory service

Münchener Rück
Munich Re Group

DGAP Voting Rights announcement: Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Release of an announcement according to article 21 WpHG [German Securities Trading Act] (share)

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München: Release according to article 26, section 1 WpHG [Securities Trading Act] with the aim of a Europe-wide distribution

05.04.2007
Release of a Voting Rights announcement transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

WKN 843002
ISIN DE0008430026

Barclays Global Investors UK Holdings Limited, London, England, informed us in accordance with Section 21, para. 1 of the German Securities Trading Act (WpHG) that it exceeded the 3% threshold of Section 21, para. 1 WpHG on 31 January 2007 and held 3.62% of the voting rights (i.e. 8,304,401 shares with voting rights) in our company.

Barclays Global Investors UK Holdings Limited was attributed these 3.62% of the voting rights in our company pursuant to Section 22, para. 1 sent. 1 item 6 WpHG in connection with Section 22, para. 1 sent. 2 WpHG via subsidiaries of which none exceeded the 3% theshold.

Munich, 5 April 2007

The Board of Management

End of Voting Rights announcement DGAP regulatory service

Language: English
Issuer: Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Königinstraße 107
80802 München Deutschland
Internet: www.munichre.com

End of news DGAP regulatory service

Münchener Rück
Munich Re Group

DGAP Voting Rights announcement: Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Release of an announcement according to article 21 WpHG [German Securities Trading Act] (share)

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München: Release according to article 26, section 1 WpHG [Securities Trading Act] with the aim of a Europe-wide distribution

05.04.2007
Release of a Voting Rights announcement transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

WKN 843002
ISIN DE0008430026

UBS AG, Zurich, Switzerland, informed us in accordance with Section 21, para. 1 of the German Securities Trading Act (WpHG) that its voting rights in our company had exceeded the 3% threshold on 27 March 2007 and then amounted to 3.05% (7,002,212 voting rights). 0.03% (68,892 voting rights) are attributable to UBS AG in accordance with Section 22, para. 1, sentence 1, item 1 of the WpHG.

Munich, 5 April 2007

The Board of Management

End of Voting Rights announcement DGAP regulatory service

Language: English
Issuer: Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Königinstraße 107
80802 München Deutschland
Internet: www.munichre.com

End of news DGAP regulatory service

Reg. Nr. 82-34975

Articles of Association
06/2007

Münchener Rück
Munich Re Group

Section I General conditions

Article 1

(1) The Company has been registered under the name of
"Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München"
(Munich Reinsurance Company
Joint-Stock Company in Munich).

(2) Its seat is in Munich.

(3) The object of the Company is the provision of reinsurance in all classes of business.

The Company may establish branches in Germany or other countries, may form, acquire or participate in companies of all types, may manage companies or restrict itself to managing the participations. It is entitled to carry out all transactions and measures that appear suited to serving the object of the Company.

Article 2

(1) Announcements by the Company shall be published in the electronic Bundesanzeiger (German Federal Gazette). If under legal requirements it is necessary for the Company to publish announcements in an information medium other than the electronic Bundesanzeiger (German Federal Gazette), this information medium shall be used instead of electronic Bundesanzeiger (Germany Federal Gazette).

(2) The Company shall be entitled to submit to registered shareholders, subject to their approval, information by way of remote data transmission.

Section II — Share capital and shares

Article 3

(1) The share capital of the Company amounts to 587,725,396.48 euros. It is divided into 217,888,670 no-par-value shares.

(2) The shares are registered shares. Transfer to a new acquirer may be effected only with the approval and at the discretion of the Company. The Company shall not be obliged to state reasons for declining the transfer. The Company's approval is not required for the transfer of shares converted from bearer shares into unrestrictedly transferable registered shares by resolution of the General Meeting on 22 July 1999.

(3) In the event of an increase in share capital, the date on which the new shares become entitled to dividend may differ from the date of the capital contribution.

Article 4

(1) The Board of Management shall be authorised, with the consent of the Supervisory Board, to increase the Company's share capital at any time up to 25 May 2009 in one or more stages by an amount of up to 280 million euros by issuing new registered no-par-value shares against cash or non-cash contribution (Authorised Capital Increase 2004).

In the case of capital increases against cash contribution, shareholders shall be granted a subscription right. However, the Board of Management shall be entitled, with the consent of the Supervisory Board, to exclude fractional amounts from such subscription rights and insofar as this is necessary to grant the bearers of warrants or convertible bonds or bonds with warrants, issued by the Company or by one of its dependent Group companies, pre-emptive rights to the

extent to which they would be entitled as shareholders after exercising their warrants or after the conversion requirements from such bonds have been satisfied. The Board of Management shall also be entitled, with the consent of the Supervisory Board, to exclude subscription rights if the issue price of the new shares is not significantly lower than the stock market price and the shares issued with exclusion of the shareholders' subscription rights pursuant to Section 186 para. 3 sentence 4 of the German Stock Companies Act do not exceed a total of 10% of the share capital either at the time this authorisation becomes effective or at the time it is exercised. This maximum limit shall include shares sold or issued, or to be issued, during the term of this authorisation on the basis of other authorisations with exclusion of subscription rights, directly or indirectly pursuant to Article 186 para. 3 sentence 4 of the German Stock Companies Act.

In addition, the Board of Management shall be authorised, with the consent of the Supervisory Board, to exclude the shareholders' subscription rights in the case of capital increases against non-cash contribution.

The Board of Management shall also be authorised, with the consent of the Supervisory Board, to determine all other rights of the shares and the terms of issue.

(2) The Board of Management shall be authorised, with the consent of the Supervisory Board, to increase the Company's share capital at any time up to 18 April 2011 by an amount of up to 5 million euros by issuing new registered no-par-value shares against cash contribution (Authorised Capital Increase 2006). The authorisation may be exercised in part amounts. The subscription right of shareholders shall be

excluded to allow the shares to be issued to employees of the Company and its affiliated companies.

The Board of Management shall also be authorised, with the consent of the Supervisory Board, to determine all other rights of the shares and the terms of issue.

(3) A contingent increase in the share capital by an amount of 35 million euros, consisting of registered shares, has been authorised. This increase in the share capital shall be carried out only to the extent that bearers of warrants attached to shares issued from capital authorised for this purpose, on the basis of the authorisation granted to the Board of Management on 11 June 2003, exercise these warrants. The new shares shall be entitled to dividend from the beginning of the business year in which they come into being through the exercise of warrants. The Board of Management shall be authorised to decide on the further details of the contingent capital increase (Contingent Capital Increase 2003 I).

(4) A contingent increase in the share capital by a further amount of up to 100 million euros, consisting of registered no-par-value shares entitled to dividend from the beginning of the business year in which they are issued, has been authorised. This contingent capital increase is for granting shares to the holders or creditors of convertible bonds or bonds with warrants issued by the Company or by a dependent Group company up to 27 April 2010 under the authorisation of the Annual General Meeting of 28 April 2005, insofar as the issue is against cash payment. The increase in the share capital shall be carried out only to the

extent that warrants or conversion rights from the bonds are exercised or conversion requirements from such bonds are satisfied. The Board of Management shall be authorised to decide on the further details of the contingent capital increase (Contingent Capital Increase 2005).

(5) Article 3 paragraph 3 applies here accordingly.

Article 4 a

Every shareholder may request to have his or her unrestrictedly transferable registered shares converted into restrictedly transferable registered shares. The Company may limit the exercise of this right to individual periods within the business year by means of appropriate notification. The costs of conversion shall be borne by the Company.

Article 5

(1) The right of shareholders to have share certificates issued for their shares is excluded. The Company may issue certificates for individual shares (single share certificates) or for more than one share (multiple share certificates). The form of share certificates and of dividend and renewal coupons shall be determined by the Board of Management.

(2) Coupons and renewal certificates (talons) shall be made out to the bearer.

Section III **Constitution**

A. **General Meeting**

Article 6

(1) The Annual General Meeting shall be held at the registered seat of the Company, at a venue within a radius of 50 km of said seat or in another German city with a population of more than 100,000 inhabitants, the choice of venue being at the discretion of the Board of Management.

(2) Every shareholder may attend the General Meeting in person or be represented by a proxy provided that he or she

1. has given notice of his or her intention to participate to the Board of Management of the Company not later than the last day of the legal notification period, unless the Board of Management has stipulated a later closing date for notification, and
2. is entered in the Company's register of shareholders for the submitted shares.

The closing date for notifying the Company of the intention to participate shall be announced when the invitation to the General Meeting is published in the Company's publications. In the invitation to the General Meeting the shareholders may also be required to furnish a list of their share numbers. If the last day of the period for giving notice of intention to participate falls on a Sunday, on a recognised public holiday at the seat of the Company or on a Saturday, the preceding working day shall apply instead. Saturday shall not be deemed a working day within the meaning of this provision.

(3) Each shareholder who has fulfilled the conditions of paragraph 2 shall receive an

admission card, which must be brought to the General Meeting.

Article 7

Voting rights may be exercised by proxy. The proxy may be given in writing, by fax, electronically, or in another form; details of which shall be specified by the Company in each case. The individual information necessary for granting these proxies shall be sent together with the invitation to the General Meeting.

Article 8

(1) The Chair at the General Meeting shall be taken by the Chairman of the Supervisory Board. In the event that he is unable to attend or is unwilling to chair the Meeting, the Chair shall be taken by another member of the Supervisory Board duly determined by the Chairman of the Supervisory Board, or – in the absence of such an appointment – by the member elected by the members of the Supervisory Board of shareholders in accordance with Section 27 para. 3 of the German Co-Determination Act. If none of these persons are able to attend or are willing to chair the Meeting, the Chair shall be elected by those members of the Supervisory Board of shareholders present.

(2) The Chairman of the Meeting shall be responsible for conducting proceedings. He shall determine the order of speakers. As regards the right of shareholders to speak and submit questions, he may also reasonably limit the time shareholders have to do so; he may in particular at the start or in the course of the General Meeting reasonably set time limits on the Meeting's proceedings, on the discussion of items on the agenda or on individual contributions (questions or comments). When determining the time to be allocated to individual contributions (questions or comments), the Chairman of the Meeting may distinguish

between first and repeated requests to address the meeting and also according to other material criteria.

The Chairman of the Meeting shall determine voting procedure. He may determine an order of items on the agenda which differs from that given in the invitation to the Meeting.

(3) If announced in the invitation to the General Meeting, the Chairman of the Meeting may permit audio-visual transmission of the General Meeting in a form to be specified by him or her in more detail.

Article 9

One vote shall be attached to each share.

B. Supervisory Board

Article 10

(1) The Supervisory Board shall consist of 20 members, 10 of whom shall be elected by the shareholders and 10 by the employees.

(2) Their term of office shall end on the date of the ordinary General Meeting which resolves whether to approve the actions of the Supervisory Board during the fourth business year after the commencement of their term of office, not counting the business year in which the term commences. When electing members to represent the shareholders, the General Meeting may decide that their term of office shall be shorter.

(3) The members and substitute members of the Supervisory Board may resign from the Board at any time by giving written notification to the Board of Management.

Article 11

Should a member of the Supervisory Board not serve his or her full term of office and not be replaced by a substitute member, a new member shall be elected only for the remainder of the term of office of such member.

Article 12

The Supervisory Board shall elect a Chairman and one or more Deputy Chairmen from amongst its members for the duration of their term of office on the Supervisory Board.

Article 13

Once the Chairman of the Supervisory Board has been elected, a meeting of the Supervisory Board shall be quorate if all its members have been invited to the meeting or called upon to vote and if 10 members including the Chairman or alternatively 15 members participate in the vote.

Article 14

The Supervisory Board shall be empowered to make amendments to the Articles of Association, provided that such amendments affect only the formulation.

Article 15

(1) Each member of the Supervisory Board shall receive an annual remuneration of 45,000 euros. The Chairman of the Supervisory Board shall be entitled to twice, and each of the Deputy Chairmen to one-and-a-half times, this remuneration.

(2) In addition, each member of the Supervisory Board shall receive result-related annual remuneration. This shall amount to 4,500 euros for each full euro by which earnings per share exceed 4 euros, but to a maximum of 36,000 euros. The Chairman of the Supervisory Board shall be entitled to twice, and the Deputy Chairman

to one-and-a-half times, this remuneration. The basis for calculating the result-related remuneration shall be the undiluted earnings per share from continuing operations, as shown in the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs), with the proviso that ordinary shares bought back by the Company be taken into account in the same way as the ordinary shares in circulation.

(3) Each member of a committee shall receive an additional amount equivalent to 25%, and the chairman of a committee an additional amount equivalent to 50%, of the remuneration provided for under paragraph 1 sentence 1. This shall not apply to the chairman and members of the Conference Committee set up in accordance with Section 27 para. 3 of the German Co-Determination Act.

(4) The members of the Audit Committee shall receive an attendance fee of 2,000 euros for each meeting of the Committee they attend which does not take place on the same day as a Supervisory Board meeting.

(5) The total annual remuneration of members of the Supervisory Board in accordance with paragraphs 1 to 4 shall be limited to two-and-a-half times the amount payable under paragraph 1.

(6) The Company shall reimburse the members of the Supervisory Board for their expenses and for turnover taxes.

(7) Supervisory Board members who have only served on the Supervisory Board or one of its committees for part of the business year shall be remunerated on a pro rata basis.

(8) This provision shall apply for the first time to the remuneration payable for the business year 2005.

C. **Board of Management**

Article 16 The Board of Management shall consist of at least two persons; if there are to be more than two, the Supervisory Board shall decide how many members the Board of Management is to have.

Article 17 Any two members of the Board of Management, or one member jointly with an employee vested with full commercial power of attorney, shall be entitled to represent the Company. The Supervisory Board may, however, authorise any individual member of the Board of Management to represent the Company alone.

Section IV **Balance sheet, appropriation of profits**

Article 18 The business year shall be the calendar year.

Article 19 When the Board of Management and the Supervisory Board are adopting the annual accounts, they may transfer more than half the profit for the year to the other revenue reserves, up to an amount equivalent to half the share capital.

Article 20 The balance sheet profit shall be at the disposal of the General Meeting, which shall determine the dividend to be paid to the shareholders. The General Meeting may decide that the distribution may be a dividend in kind instead of, or in addition to, a cash dividend.

Articles of Association 06/2007

This version contains all amendments to the Articles of Association that have become effective by June 2007.

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

(Munich Reinsurance Company
Joint-Stock Company in Munich)

Königinstrasse 107, 80802 München, Germany
E-mail: info@munichre.com
http://www.munichre.com

END